EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

As of October 2, 2010, the Company’s subsidiaries, all wholly-owned and incorporated in California (except where noted otherwise), were:

Banner Marketing, Inc.
Certified Grocers of California, Ltd.
(4)	United Grocers, Inc.
Unified Grocers Insurance Services
Grocers Capital Company
Market Centre, Inc.
Grocers Development Center, Inc.
Crown Grocers, Inc.
Grocers General Merchandise Company
(1)	Unified International, Inc.
(2)	Grocers and Merchants Management Company
(2)	Springfield Insurance Company
(3)	SavMax Foods, Inc.
(4)	U.G. Resources, Inc.
(4)	United Resources, Inc.
(4)	Western Security Services, Ltd.
(4)	Western Passage Express, Ltd.
(2),(5)	Springfield Insurance Company Limited

(1)	Incorporated in Delaware
(2)	Outstanding capital shares are owned by Unified Grocers Insurance Services
(3)	Outstanding capital shares are owned by Crown Grocers, Inc.
(4)	Incorporated in Oregon
(5)	Incorporated in Bermuda